SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(RULE 13d-1 and Rule 13d-2)

(Amendment No. 5)*

CHINA XD PLASTICS COMPANY LIMITED

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

63945X103

(CUSIP Number)

Jie HAN

XD. Engineering Plastics Company Limited

No.9, Nancheng 1st Road, Pingfang District,

Harbin, Heilongjiang Province, PRC 150066

(86) 451-8434-6600

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 7, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 63945X103

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): XD. Engineering Plastics Company Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 6,960,788
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 6,960,788
11.	AGGREGATE AMOUNT BENEFICIALLY OWED BY EACH REPORTING PERSON: 6,960,788[1]
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 10.2% [2]
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

1	6,960,788 shares consist of 5,960,788 of Common Stock, par value $0.0001 per share (“Common Stock”), and 1,000,000 shares of outstanding Series B Preferred Stock, par value $0.0001 per share (“Series B Preferred Stock”).
2	Based on 67,948,841 total issued share capital of the Issuer, including 66,948,841 outstanding shares of Common Stock and 1,000,000 shares of outstanding Series B Preferred Stock, as reported in China XD Plastics Company Limited’s Schedule 14A, as filed with the Securities and Exchange Commission on January 14, 2020.

CUSIP No. 63945X103

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): JIE HAN
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS): PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People's Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 34,065,054
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 34,065,054
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 34,065,054[1]
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 50.1% [2]
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

1	34,065,054 shares consist of (a) 27,104,266 shares of Common Stock directly owned by Mr. Han and (b) 5,960,788 shares of Common Stock and 1,000,000 shares of Series B Preferred Stock beneficially owned by Mr. Han through his 100% ownership of XD. Engineering Plastics Company Limited.
2	Based on 67,948,841 total issued share capital of the Issuer, including 66,948,841 outstanding shares of Common Stock and 1,000,000 shares of outstanding Series B Preferred Stock, as reported in China XD Plastics Company Limited’s Schedule 14A, as filed with the Securities and Exchange Commission on January 14, 2020.

This amendment No. 5 (this “Amendment No. 5”) is filed jointly by XD. Engineering Plastics Company Limited (“XD. Engineering”) and Mr. Jie Han (“Mr. Han”, together with XD. Engineering, the “Reporting Persons”, and each a “Reporting Person”), with respect to China XD Plastics Company Limited (the “Company” or “Issuer”).

This Amendment No. 5 amends and supplements the Schedule 13D (as amended, “the Schedule 13D”), as amended and supplemented by Amendment No. 4 filed on December 12, 2019 by the Reporting Persons. Capitalized terms used but not defined in this Amendment No. 5 shall have the meanings assigned to such terms in the Schedule 13D. Except as amended or supplemented by this Amendment No. 5, all other information in the Schedule 13D is as set forth therein.

Item 3.    Source and Amount of Funds or Other Consideration.

The responses to Item 3 contained in the Schedule 13D are incorporated herein by this reference.

The descriptions of the principal terms of the Proposal (as defined below) under Item 4 are incorporated herein by reference in its entirety.

Item 4.    Purpose of Transaction

The responses to Item 4 contained in the Schedule 13D are incorporated herein by this reference.

On February 16, 2017, Mr. Han, XD. Engineering and MSPEA Modified Plastics Holding Limited, an affiliate of Morgan Stanley Private Equity Asia III, Inc. (“MSPEA”) formed a consortium (the “Consortium”) by entering into a consortium agreement (the “Consortium Agreement”), pursuant to which the Consortium agreed to cooperate in good faith to acquire all of the outstanding capital stock of the Company other than those shares beneficially owned by the members of the Consortium or their affiliates, through a going-private transaction.

On February 16, 2017, the Consortium submitted a preliminary, non-binding letter (the “Initial Proposal”) to the Company’s Board of Directors (the “Board”). In the Initial Proposal, the Consortium proposed to acquire all of the outstanding shares of Common Stock of the Company not already owned by the Consortium at US$5.21 per share in cash. The Consortium also stated in the Initial Proposal that it is interested only in the proposed transaction, and that it does not intend to sell its shares in the Company to any other party. In the Initial Proposal, members of the Consortium also stated that they expected that the Board will appoint a special committee of independent directors to consider the Initial Proposal and make a recommendation to the Board.

Pursuant to its terms, the Consortium Agreement terminated on August 16, 2017. However, the members of the Consortium treated the Initial Proposal as remaining outstanding.

On October 14, 2019, MSPEA sent a letter (the “Proposal Withdrawal Letter”) to the Board informing the Board that it no longer intended to participate in the Consortium and no longer intended to participate in the proposed transaction. Concurrently with sending the Proposal Withdrawal Letter, MSPEA sent a letter (the “Consortium Withdrawal Letter”) to the Reporting Persons informing them that it no longer intended to participate in the Consortium and no longer intended to participate in the proposed transaction.

References to the Consortium Agreement and the Initial Proposal in this Schedule 13D are qualified in their entirety by reference to the Consortium Agreement and the Initial Proposal which were attached as Exhibit 7.01 and Exhibit 7.02 to Amendment No. 3 filed on February 17, 2017 and incorporated herein by reference in its entirety.

On May 8, 2020, the Reporting Persons submitted a non-binding proposal (the “Proposal”) to the Board related to a proposed acquisition of all of the outstanding shares of the Common Stock not beneficially owned by the Reporting Persons for cash consideration equal to US$1.1 per share (the “Proposed Transaction”).

The Proposed Transaction is subject to a number of conditions, including, among other things, the negotiation and execution of definitive documents and other related agreements mutually acceptable in form and substance to the Company and the Reporting Persons. Neither the Company nor any member of the Reporting Persons is obligated to complete the Proposed Transaction, and a binding commitment with respect to the Proposed Transaction will result only from the execution of definitive documents, and then will be on the terms provided in such documentation. The Reporting Persons intends to finance the Proposed Transaction with a combination of debt and equity capital. Equity financing is expected to be provided by the Reporting Persons in the form of cash and rollover equity in the Company and through available cash at the Company. Debt financing is expected to be provided by loans from third party financial institutions, if required.

If the Proposed Transaction is consummated, the Company’s Common Stock would become eligible for termination of registration under the Securities Act and would be delisted from the Nasdaq Global Market.

References to the Proposal in this Amendment No. 5 are qualified in their entirety by reference to the Proposal, a copy of which is attached hereto as Exhibit 7.01, and incorporated herein by reference in its entirety.

The Reporting Persons reserve their right to change their plans and intentions in connection with any of the actions discussed in this Item 4.

The foregoing summary of certain provisions of the Proposal is not intended to be complete.   Except as indicated above, or as would occur upon completion of any of the matters discussed herein, the Reporting Persons have no plans or proposals which relate to or would result in any of the actions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The responses to Item 6 contained in the Schedule 13D are incorporated herein by this reference.

The descriptions of the principal terms of the Proposal under Item 4 are incorporated herein by reference in their entirety.

Item 7.    Material to Be Filed as Exhibits

Item 7 is hereby amended and supplemented by adding the following thereto:

Exhibit 7.01: Proposal Letter from the Reporting Persons to the Board of Directors of China XD Plastics Company Limited, dated May 7, 2020.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 8, 2020

XD. Engineering Plastics Company Limited

By: /s/ Jie HAN

Name: Jie HAN
Title: Authorized Signatory

Jie HAN
/s/ Jie HAN

Jie HAN